SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF ANNUAL BUSINESS REPORT

(From January 1, 2009 to December 31, 2009)

THIS IS A SUMMARY OF THE 2009 ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

(EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 AND INDEPENDENT AUDITOR’S REPORT)

(EXHIBIT 99-2 : CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 AND INDEPENDENT AUDITOR’S REPORT)

I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business;

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, devices and facilities;

6.	Advertisement business;

7.	Telecommunications retail business;

8.	Development of information and technology, and electrical infrastructure;

9.	Real estate and housing business;

10.	Electronic banking and finance business;

11.	Education and learning services business;

12.	Security services business (including machinery system surveillance services and facilities security services);

13.	Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;

14.	Telecommunications services business, including frequency-based telecommunications business;

15.	Value-added telecommunications business;

16.	Production, supply (screening) and distribution of music albums, music videos, movies, videos and games.

17.	Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;

18.	Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;

19.	Overseas and export and import trade related to activities mentioned in items 14 through 18;

20.	Travel agency business;

21.	Insurance agency business;

22.	Alternative energy generation business; and

23.	Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes Since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, which KT held a 54.25% interest in, and on June 1, 2009, the merger was completed.

•

At the extraordinary shareholders’ meeting held on March 27, 2009, KT shareholders approved the addition of telecommunications services business, including frequency-based telecommunications business, to KT’s business objectives to reflect the adoption of KTF’s business. In order to demonstrate KT’s new goal of providing clients environmentally friendly solutions for higher productivity and lower costs, the shareholders also approved the addition of alternative energy generation business to its business objectives.

•	Suk-Chae Lee was elected as President and CEO of KT on January 14, 2009.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of March 30, 2010)	(Unit: Shares)

Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,915,340	17,915,340
VI. Current Number of Issued and Outstanding Shares	243,196,468	243,196,468

B. Status of Capital Increase/Decrease

					(Unit: Won, Shares)

Date of Shares Issued (Retired)		Details of Issued (Retired) Shares
	Type of Shares Issued (Retired)	Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

*	In the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by approximately Won 3.5 billion as follows.

(Unit: Won)

Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

(As of March 30, 2010)	(Unit: Shares)

Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	70,241,234	1,259,170	8,455,816	—	63,044,588
		Preferred Shares	—	—	—	—	—
	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	—	13,624,232	45,629,480	13,124,000	(45,129,248)
		Preferred Shares	—	—	—	—	—

Subtotal		Common Shares	70,241,234	14,883,402	54,085,296	13,124,000	17,915,340
		Preferred Shares	—	—	—	—	—

Indirect Acquisition (e.g. Trust Contract)		Common Shares	1,259,170	—	1,259,170	—	—
		Preferred Shares	—	—	—	—	—

Total		Common Shares	71,500,404	14,883,402	55,344,466	13,124,000	17,915,340

		Preferred Share	—	—	—	—	—

*	The above “Beginning of Term” means as of January 1, 2009 and “End of Term” means as of March 30, 2010.

*	Details of share buyback and retirement of treasury shares from January 1, 2009 to March 30, 2010 are as follows.

1) Acquisition of Treasury Shares (14,883,402 shares)

•	March 10, 2009-April 17, 2009: Share buyback from the stock market for shareholders’ return (13,124,000 shares).

•	May 15, 2009: Shares purchased from shareholders who executed appraisal rights in the merger (451,038 shares).

•	July 7, 2009: Acquisition of fractional shares (45,217 shares).

•	September 23, 2009: Acquisition of shares related to the execution of appraisal rights (7 shares).

•	October 7, 2009: Acquisition of shares related to the execution of appraisal rights (15 shares).

•	October 16, 2009: Acquisition of shares related to the execution of appraisal rights (3,955 shares).

•	March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares).

2) Disposition of Treasury Shares (55,344,466 shares)

•	March 3, 2009: Disposition of treasury shares to distribute performance-based bonus payments to members of the Board of Directors (2,594 shares).

•	May 27, 2009: Disposition of treasury shares in exchange for exchangeable bonds issued to NTT DOCOMO, Inc. (8,453,222 shares).

•	June 22, 2009: Disposition of treasury shares in exchange for KTF’s shares (45,629,480 shares).

•	March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares).

(2) Share Retirement

•	April 22, 2009: Share retirement to increase the value of the remaining shareholders’ shares (13,124,000 shares).

(3) Current Status of the Execution and the Termination of Treasury Share Trust Agreements

(Unit: In Millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End
	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with an Investment Company	—	—	—	—	—	—	—	—

Total	100,000	2	—	—	—	—	100,000	2

*	Term of the Trust Agreement: from March 9, 2007 to March 8, 2010

*	As of March 9, 2010, 1,259,170 treasury shares held under trust account were transferred to KT’s own trust account due to the expiry of the treasury share trust agreement.

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

Not Applicable

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

Association Account: The Employee Stock Ownership Association exercises its voting right in a manner that is exactly in proportion to the number of association members who wish to exercise their voting rights.

Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2009)	(Unit: Shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	35,136	34,950
Association Member Account	Common Shares	13,153,084	7,570,213

Total		13,188,220	7,605,163

4. Voting Rights

(As of March 30, 2010)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares Preferred Shares	17,918,594 —	Including Treasury Shares
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,193,214	—
	Preferred Shares	—

(1)	Shares without voting rights under the Commercial Code of Korea: 17,915,340 treasury shares held through treasury stock funds and 3,254 cross holding shares.

(2)	Under the Securities and Exchange Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights only up to 3% of the total number of outstanding shares with exercisable voting rights. As of December 31, 2009, out of the 22,084,320 shares that were held by the National Pension Fund, voting rights of 14,788,524 shares could not be exercised with regard to the appointment of audit committee members.

5. Dividends and Related Matters

A. Dividends

The shareholder return policy of KT is to pay its shareholders at least 50% of the adjusted net profit of the current term, through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		2009	2008	2007
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		516,533	449,810	981,967
Net Profit per Share (Won)		2,353	2,217	4,735
Year-end Cash Dividend (in Millions of Won)		486,393	226,280	407,374
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		94.2	50.3	42.5
Rate of Return on Cash Dividend (%)	Common Shares	4.9	2.9	4.1
	Preferred Shares	—	—	—
Rate of Return on Share Dividend (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	2,000	1,120	2,000
	Preferred Shares	—	—	—
Share Dividend per Share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

The existing markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. However, with technical advances and changes in customer demands, the communications industry has recently been moving towards a convergence with different technologies and industries, such as the convergence between fixed and mobile communications and the convergence between the telecommunications industry and the broadcasting industry. As shown by the development of IPTV, there is a high probability that the media industry will redefine the traditional boundaries of communications and broadcasting. As such, big changes are expected in both industries. In the mobile communications market, the transition to 3G technology has become a turning point in shaping the new competitive landscape by replacing the existing competition in the 2G market. In the saturated communications market, enhancing customer value has become increasingly important as both fixed and mobile communications carriers offer Fixed-Mobile Convergence (“FMC”) services and bundled services such as the Triple/Quadruple Play.

(2) Growth of the Industry

(Unit: 1,000 Persons)

Category	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009

Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,475	16,349

Local Telephone Subscribers	22,871	22,920	23,119	23,130	22,132	20,090

Mobile Phone Subscribers	36,586	38,342	40,197	43,498	45,607	47,944

*	The 2004 to 2007 data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	The 2008 to 2009 data was provided by the Korea Communications Commission (www.kcc.go.kr).

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: SK Broadband, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG Powercom, LG Dacom, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol (“VoIP”): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG Dacom, LG Powercom, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom

•	LG Telecom, LG Dacom and LG Powercom merged as of January 1, 2010

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition: service fees, product quality, marketing power, brand value and competitiveness of the distribution network, etc.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

Radio Regulation Law

•	Information related laws

Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

Broadcasting Law, Internet Multimedia Broadcasting Business Law (IP-TV related), etc.

(b) Government Regulations

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing stagnant growth as major services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. Despite the unfavorable environment, the convergence of the telecommunications and broadcasting industries, such as IPTV and VoIP, and the convergence of fixed and mobile services (FMC) are leading the growth of the telecommunications market.

On June 1, 2009, KT completed a merger with KTF, its mobile subsidiary, to overcome stagnant growth in the existing communications market, realize growth in new markets, and expand differentiated core capabilities. In addition, KT is also building a solid foundation for growth by introducing new services based on its group synergy, such as QOOK TV SkyLife (hybrid media service providing DMB channels from Skylife and Video on Demand or VOD from QOOK TV, KT’s IPTV) and FMC services. Furthermore, in November 2009, KT was first to introduce Apple’s iPhone to the Korean market to meet the smartphone needs of consumers.

Considering the highly saturated mobile phone market in Korea (99% in 2009 and 101% in 2010—estimate from KT’s Economy and Management Research), potential growth by adding new subscribers or raising voice service plans are limited. In such an environment, however, the mobile data business is considered as a new growth engine. At the end of 2009, KT successfully switched the paradigm of competition from voice to data centered services by exclusively introducing Apple’s iPhone to Korea and launching FMC services. The launching of FMC services, which utilitze KT’s various unique post-merger networks, was the trigger point for pioneering a niche market of converged fixed-mobile telecommunications. Going forward, KT will continue to provide differentiated services based on its diverse network and engage in service quality centered competition, rather than marketing centered competition.

In the broadband Internet arena, KT will aim to improve customer value and marketing power by continuing to provide Fiber-To-The-Home (“FTTH”) services.

KT’s wireless broadband Internet service business, or SHOW WiBro, plans to further expand services to 84 major cities, including the Seoul metropolitan area, and will aim to be a leader in the Mobile 2.0 generation, the next generation of mobile internet services that leverage the social web that emphasizes interactions, collaboration and sharing amongst users.

Also, KT’s IPTV business will focus on actively catering to the TV portal market through its QOOK TV service and, in the long term, by pursuing a leadership position in the communication-broadcasting convergence market.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

Category	Operator	Market Share for Each Term (%)
		28th Fiscal Year (2009)	27th Fiscal Year (2008)	26th Fiscal Year (2007)	25th Fiscal Year (2006)
Local Telephone (On the Basis of the Number of Subscribers)	KT	89.9	89.8	90.4	92.1
	SK Broadband	8.4	8.7	8.8	7.5
	LG Dacom	1.7	1.5	0.8	0.4
Long Distance Telephone (On the Basis of the Number of Subscribers)	KT	86.3	85.2	85.4	85.6
	LG Dacom	3.4	3.7	3.9	4.8
	Onse Telecom	1.6	1.7	1.8	2.1
	SK Broadband	6.8	7.8	7.4	6.1
	SK Telink	1.9	1.6	1.5	1.4
Mobile Telephone (On the Basis of the Number of Subscribers)	KT	31.3	31.5	31.5	32.1
	SK Telecom	50.6	50.5	50.5	50.4
	LG Telecom	18.1	18.0	18.0	17.5
Broadband Internet Subscriber (On the Basis of the Number of Subscribers)	KT	42.5	43.4	44.3	45.2
	SK Broadband	23.5	22.9	24.9	25.7
	LG Powercom	15.4	14.1	11.7	8.6
	Service Operators	18.6	19.6	17.5	16.6

*	The 2006 and 2007 data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	The 2008 and 2009 data was provided by the Korea Communications Commission (www.kcc.go.kr).

(3) Market Characteristics

KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, KT maintained approximately 89.9% of the market share as of December 31, 2009. Although Public Switched Telephone Network (“PSTN”) sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over fixed phones and the advancement of VoIP phone services, KT is committed to fending off a further decline in sales by (i) increasing Average Revenue per User (“ARPU”) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

As for mobile services, there is fierce competition over new customers, while revenue and subscriber growth have been sluggish. However, KT devotes all its efforts to improve ARPU by providing innovative data services for smart phones utilizing Wi-Fi as well as WCDMA networks.

As for broadband Internet, KT seeks to expand its subscriber base by offering high-quality services. In a market marked by intense price competition, KT is the leader in terms of both speed and quality by supplying superb FTTH services. KT’s ultimate goal is to be a market leader in offering the next generation of services, such as IPTV and VoIP, to its broadband subscribers through achieving high Internet transmission speeds (100 Mbps) for common households.

(4) Status and Forecast of New Businesses

In order to overcome present market obstacles of limited growth in the voice service market and the sluggish growth in the broadband Internet service market, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment, which can be accessed through various terminals anytime, anywhere. Furthermore, KT aims to offer customers convenient solutions that they may freely use without time or location limitations and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that aids its clients in meeting their goals and enhancing their value.

SHOW WiBro enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul metropolitan area, including various major buildings and university campuses. In October 2008, WiBro services in the Seoul metropolitan area was extended to 19 neighboring cities and the service speeds became twice as fast. Currently, anyone may utilize KT WiBro services with personal computers, WiBro-compatible laptop computers, WiBro phones, which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. In addition, Egg, which is a portable Access Point Device (“AP”) launched at the beginning of 2009, enables customers to enjoy WiBro service with various Wi-Fi embedded devices. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only basic Internet access but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. As a fixed-mobile integrated company after the merger, KT will introduce new services through the convergence of WCDMA, Wi-Fi and WiBro (“3W”), and thus lead the Mobile 2.0 generation, the next generation of mobile communications.

In September 2009, KT introduced QOOK&SHOW, the first FMC service in Korea. QOOK&SHOW enables subscribers to enjoy both Wi-Fi as well as WCDMA on a single handset at a considerably low tariff. In addition, KT launched the world’s first 3W based smart phone. KT is vitalizing the mobile data market by enhancing customers’ convenience while reducing existing tariff levels. In the past, the telephone business was a growth engine for KT; however, wireless data is now considered as a new core engine for future growth. To boost the wireless data business, KT has implemented lower mobile data tariff, development of various devices and prevalence of mobile Internet software through the open market. Going forward, KT will continue to promote innovative convergence business, such as integration of services and contents for mobile, internet, IPTV, SoIP (collectively, “4Screen”) and provide more home network services.

QOOK TV is a service that integrates telecommunications and broadcasting services, brought about by accelerated development of high speed broadband Internet and fast conversion of contents into multimedia. QOOK TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time. From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the enactment of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IPTV business license to KT on September 8, 2008, KT has been able to provide real-time broadcasting IPTV service starting November 17, 2008. KT is set to provide new services such as nationwide IPTV services starting January 9, 2009, and expand the channels to 86 as of December 31, 2009. By providing real IPTV services, KT will promote the convergence in telecommunications and broadcasting industries and grow as a new media company.

In order to maintain and expand its subscriber base and heighten competitive edge, KT’s Internet phone provides video communication, SMS and a variety of daily life related services (home ATM, traffic and local news information) in addition to its voice transmission services. As a result of continuous efforts to add new subscribers, KT had 1.7 million of VoIP subscribers as of December 31, 2009. Furthermore, the customer base for video services have gradually expanded due to the variety of terminal line-up from mid-end type (LCD 4’) to high-end type (LCD 7’). Meanwhile, to secure a stable revenue base, KT is trying to maintain PSTN subscribers through bundling and long-term contracts. By providing VoIP phones as a second phone to PSTN subscribers, KT anticipates more revenue being generated from the VoIP business. KT plans to solidify its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT in maintaining its current fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue developing new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of telecommunications and broadcasting, and other cross-industry convergence.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

(5) Organization Chart

(As of December 31, 2009)

2. Matters Related to Revenue

A. Performance in Terms of Revenue

(Unit: In Millions of Won)

Items	28th Fiscal Year (2009)	27th Fiscal Year (2008)	26th Fiscal Year (2007)
Internet Connection	1,954,639	2,059,088	2,074,205
Internet Application	431,909	359,462	267,992
Data	1,450,217	1,650,121	1,627,923
Telephone	3,603,155	3,938,712	4,122,684
LM	1,154,094	1,393,605	1,597,203
Wireless	4,266,371	1,006,638	995,259
System Integration	232,546	248,425	260,555
Real Estate	286,870	245,840	218,182
Handset	2,498,845	855,145	744,535
Others	27,528	27,799	27,845

Total	15,906,174	11,784,835	11,936,382

*	The revenue from KTF from June-December 2009 has been included as the result of the merger according to the K-GAAP.

B. Routes and Methods of Sales

(1) Marketing Organizational Structure

•	Internal distribution channel: regional business units (18), district/branch offices (236), customer center (1), on-line (1), POST (185)

•	External distribution channel: sales agencies (434), specialty stores (68), specific service providers (17), SHOW Stores (2,200 including 124 of M&S), affiliate channels (58)

(2) Sales Path

•	Customer center and branch offices offer sales of goods and customer services.

•	Subscription to goods and services through the Internet (www.qook.co.kr).

•	Attracting new subscribers and increasing cross-sales through business sales agreements and affiliation: sales agencies, specialty stores, specific service providers, SHOW stores, affiliates and POST

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system, and broadband Internet access service is operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
QOOK Internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
QOOK TV (Live/VOD)	5%	10%	20%	—

•	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Year	After 4 Years	After 5 Years	Note
QOOK Internet	2%	3%	5%	—
KORNET (Express/Premium)	2%	3%	5%
	(When subscribers sign up for an additional 1 year agreement)	(When subscribers sign up for an additional 2 year agreement)	(When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

*	In the case of QOOK Internet, there are no additional discounts for subscribers who have used the service for more than 3 years if they renewed the long-term contract or signed for bundling after November 1, 2008.

•	Additional discounts available for QOOK Internet subscribers who renewed their contract

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	KRW 1,000	KRW 2,000	KRW 3,000	KRW 4,000
Type B	—	5%	10%	—

•	Optional discount for SHOW in accordance with the Subscription Period (SHOW-king sponsor basic type)

Monthly fee	Period of subscription
	12 months	18 months	24 months
KRW 30,000 Up to KRW 40,000	Discount up to KRW 3,000	Discount up to KRW 5,000	100% discount (up to KRW 10,000)
More than KRW 40,000	10% discount

•	Discount for SHOW mobile Gold/i plan (SHOW-king sponsor for Cold/i type)

(Unit: Won)

Gold type plan	SHOW free 150	SHOW free 250	SHOW free 350	SHOW free 450	SHOW free 650	SHOW free 850	SHOW free 200
Amount of discount per month	2,500	5,000	7,000	11,000	12,000	14,000	25,000

i Type Plan	Slim	Lite	Medium	Premium
Amount of discount per month	5,000	8,000	13,000	22,000

•	Major Bundling Discounts

	QOOK Internet	SHOW
QOOK Internet plus SHOW	3% to 10% additional discount for service fees according to Agreement terms	10% discount for monthly service fees (5% for QOOK Internet subscriptions without long-term discount agreements)

	QOOK Internet	KT WIBRO
QOOK Internet plus KT WIBRO	3% to 10% additional discount for service fees according to Agreement terms	None (instead NESPOT family provided free of charge)

	QOOK Internet	QOOKTV
QOOK Internet plus QOOKTV	3% to 10% additional discount for service fees according to Agreement terms	3% to 10% additional discount for service fees according to Agreement terms

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4) Sales Strategy

(a) Mobile Service

•	Enhancing leadership and competitiveness in smart phone & FMC service by introducing iPhone: Increasing the sales of smart phones and FMC phones

•	Strengthen competitiveness by utilizing Wi-Fi network: Providing free Wi-Fi access to those who subscribe special smart phone tariff plans

•	Introducing a new sales program which provides special tariff discount instead of handset subsidy

•	Strengthen customer retention policy targeting the long-term contract customers whose contract period is matured.

•	Promote 3G migration in order to change the rules of the game from 2G CDMA to 3G WCDMA

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b) Broadband Internet Service

•	Strengthen competitiveness in both quality and speed by offering FTTH

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional services

•	Promote specialized high-quality and optimized products and increase sales through up-selling and retention of existing customers

(c) Telephone Service

•	Minimize PSTN line loss by introducing new tariff scheme.

•	Provide more benefits to customers by bundling services.

•	Promote KT’s VoIP phones to existing PSTN subscribers as their second phones to increase PSTN+VoIP bundled subscribers.

•	Retain PSTN subscribers who wish to switch their PSTN phone to VoIP phone by offering our own VoIP solution.

•	Enhance ARPU by developing new business model.

(d) WiBro Service

•	Increase subscriber base by expanding distribution channels and terminal competitiveness.

•	Execute special marketing program (opening interactive stores, establishing WiBro U-Campus, launching a laptop rental businesses, target marketing toward securities companies)

•	Stimulate early market interest through promotional rate plans and package products

(e) IPTV Service

•	Promote QOOK TV products to our existing QOOK internet subscribers.

•	Expand client base by offering free set-top box rentals (with a 3-year subscription contract) and opportunities to experience KT services

•	Increase synergy with SkyLife, our satellite TV subsidiary, by providing hybrid product through which people can enjoy Satellite HD channels as well as VOD libraries.

(f) Bundling Service

•	Retain existing customers and acquire new 3G and Wibro subscribers by developing and promoting new bundling products

•	Promote customer retention through continued development and sale of package products of major services

3. Research and Development Activities

A. Research and Development Costs

(Units: In Millions of Won)

	Category	2009	2008	2007	Note
	Raw Materials	—	—	—	—
	Labor Costs	59,490	69,256	65,478
	Depreciation	66,109	51,637	49,524	—
	Commissions	6,692	14,027	20,239	—
	Others	238,868	214,263	236,605	—

	Total R&D Costs	371,159	349,183	371,846	—

Accounting Treatment	Research and Ordinary Development Costs	235,079	251,141	260,445
	Development Costs (Intangible Assets)	136,080	98,042	111,401
	Percentage of R&D Costs over Revenue	2.33%	2.96%	3.12%	—

4. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	KT holds 5,121 domestic patents and 460 overseas patents as of December 31, 2009.

III. Financial Information

1. Summary of Financial Statements (Non-Consolidated)

As of the end of December 31

(in Millions of Won)

Classification	2009	2008	2007	2006	2005
Current Assets	6,474,579	3,778,105	3,310,412	3,239,188	3,418,917
• Quick Assets	5,867,770	3,610,564	3,188,309	3,146,206	3,303,033
• Inventory	606,809	167,541	122,103	92,982	115,884
Fixed Assets	17,867,896	14,906,817	14,606,770	14,723,145	14,517,592
• Investments	1,274,670	3,517,906	3,458,580	3,661,067	3,453,071
• Tangible Assets	14,203,832	10,428,674	10,448,618	10,398,084	10,411,523
• Intangible Assets	1,206,587	397,046	439,738	470,782	443,098
• Other Non-Current Assets	1,182,807	563,191	259,834	193,212	209,900
Total Assets	24,342,475	18,684,922	17,917,182	17,962,333	17,936,509
Current Liabilities	5,684,276	2,585,875	2,991,341	3,270,249	3,079,999
Fixed Liabilities	8,259,945	7,267,158	6,065,948	6,143,004	6,807,214
Total Liabilities	13,944,221	9,853,033	9,057,289	9,413,253	9,887,213
Capital	1,564,499	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,448,569	1,440,633	1,440,777	1,440,910	1,440,258
Capital Adjustments	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)	(3,870,288)
Accumulated Comprehensive Income	(44,542)	10,879	(818)	10,978	119,658
Retained Earnings	9,595,456	9,814,115	9,842,865	9,353,911	8,798,670

Total Capital	10,398,254	8,831,889	8,859,893	8,549,080	8,049,296

For the years ended December 31

(in Millions of Won)

Classification	2009	2008	2007	2006	2005
Sales	15,906,174	11,784,835	11,936,382	11,856,009	11,877,272
Operating Income	611,550	1,113,389	1,433,722	1,756,228	1,659,883
Ordinary Income	556,165	560,045	1,274,725	1,574,460	1,376,429

Net Income	516,533	449,810	981,967	1,233,449	1,031,810

2. Summary of Financial Statements (Consolidated)

As of the end of December 31

(in Millions of Won)

Classification	2009	2008	2007	2006	2005
Current Assets	7,971,849	7,073,826	5,642,799	5,981,420	6,131,744
• Quick Assets	7,272,447	6,648,985	5,343,695	5,744,225	5,771,631
• Inventory	699,402	424,841	299,104	237,195	360,113
Fixed Assets	18,648,468	19,064,778	18,484,086	18,261,914	18,556,973
• Investments	561,370	546,000	470,195	533,947	792,669
• Tangible Assets	14,774,560	15,188,631	15,288,002	15,167,429	15,087,032
• Intangible Assets	1,279,500	1,474,238	1,735,323	1,959,591	2,133,199
• Other Non-Current Assets	2,033,038	1,855,909	990,566	600,947	544,073
Total Assets	26,620,317	26,138,604	24,126,885	24,243,334	24,688,717
Current Liabilities	6,941,223	5,241,028	5,078,621	5,423,115	4,822,341
Fixed Liabilities	9,011,655	9,809,678	7,910,498	8,122,915	9,476,442
Total Liabilities	15,952,878	15,050,706	12,989,119	13,546,030	14,298,783
Minority Interest	290,872	2,256,009	2,276,003	2,267,252	2,518,213
Capital	1,564,499	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,448,569	1,440,633	1,440,777	1,292,475	1,389,222
Capital Adjustments	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)	(3,868,078)
Accumulated Comprehensive Income	(44,542)	10,879	142	5,772	(3,166)
Retained Earnings	9,573,769	9,814,115	9,843,775	9,400,068	8,786,413

Total Capital	10,667,439	11,087,898	11,137,766	10,697,304	10,389,934

For the years ended December 31

(in Millions of Won)

Classification	2009	2008	2007	2006	2005
Revenues	19,649,120	19,592,949	18,660,082	17,824,880	17,191,845
Operating Income	966,459	1,440,280	1,745,341	2,383,376	2,411,095
Income from Continuing Operations	607,300	539,337	1,096,774	1,509,721	1,365,010
Net Income	609,695	513,290	1,170,978	1,509,717	1,360,036
Consolidated Net Income	494,846	449,810	1,056,227	1,291,863	1,085,450
Number of Consolidated Companies	36	33	28	23	21

IV. Auditors’ Opinion

1. Auditor

2009	2008	2007
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
2009	Unqualified	Not Applicable
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable

3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Units: In Millions of Won, Hours)

Term	Auditor	Contents	Fee	Total Hours
2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,786	41,545
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858
2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

As of end-2009, Board of Directors of KT Corp. consists of 10 Directors. (3 Inside Directors and 7 Outsider Directors) Under the Board of Directors, KT has 6 different Committees as follows; Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee, Corporate Governance Committee. Also, the Board of Directors may establish another committee if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 14, 2009	Appointment of the Chairman of the Board of Directors and members of the committees under the Board of Directors	Original proposal approved
Second	Jan. 20, 2009	Approval of merger with KTF	Original proposal approved
		Approval of issuing Exchangeable Bond	Original proposal approved
		Closing of transfer book	Original proposal approved
		Proposal on the organization of the Outside Director Candidates Recommendation Committee	Original Proposal received
Third	Jan. 22, 2009	Approval of Financial Statements of the 27th Term	Original proposal approved
		Business Report of the 26th Term	Original proposal approved
		Plan for Issuing Corporate Bonds during 1Q and 2Q 2009.	Original proposal approved
Fourth	Feb. 6, 2009	Proposal on the Recommendation of Standing Directors	Original proposal approved
		Proposal on the compensation and payment system for CEO and Standing Directors.	Original proposal approved
		Proposal on the Limit on remuneration of Directors	Original proposal approve
		Approval of Financial Statements of the 27th Term	Original proposal approved
		Business Report of the 26th Term	Original proposal received
		Report on operational condition of internal accounting management system	Original proposal received
		Convocation of Regular General Meeting of Shareholders of 27th Term	Original proposal approved
		Report on the validity of the Audit Committee	Original proposal received

Fifth	Feb. 24, 2009	Proposal on the amendment to the Articles of Incorporation	Original proposal approved
		Convocation of Extraordinary General Meetings of Shareholders	Original proposal approved
		Proposal on the Business Plan for 2009.	Original proposal approved
		Proposal on the disposition of treasury stock for the payment of long-term incentive	Original proposal approved
		Proposal on the Suspension of Incentive payment to the previous CEO	Original proposal approved
		Report on operational condition of internal accounting management system of Fiscal Year 2008 (prepared by the Audit Committee)	Original proposal received
Sixth	Mar. 6, 2009	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Original proposal approved
		Plan to enhance shareholders’ value	Original proposal approved
Seventh	Mar. 27, 2009	Proposal on Capital Increase for KTSC	Original proposal approved
		Amendment to the policies on the Board of Directors and committees	Original proposal approved
Eighth	May 7, 2009	Amendment to the policies on the Executive Committee	Original proposal approved
		Proposal on long-term incentive for 2009	Original proposal approved
		Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received
		Proposal on the organization of Corporate Governance Committee and operation plan	Original proposal approved
Ninth	May 20, 2009	Confirmation of issuing exchangeable bonds) and proposal on disposition of treasury stock for granting the merger consideration.	Original proposal approved
		Proposal on the classification, numbers and the limit of remuneration of the Executive Officers	Original proposal approved
Tenth	Jun. 1, 2009	Proposal on the public announcement of merger result with KTF	Original proposal approved
Eleventh	Jul. 30, 2009	Proposal on donation of corporate labor welfare fund	Original proposal approved
		Report on statement of accounts for the first half of 2009 fiscal year	Original proposal received
Twelfth	Oct. 30, 2009	Report on statement of accounts for the third quarter of 2008 fiscal year	Original proposal received
		Plan to improve Asset Portfolio	Original proposal approved
		Proposal on C Project Plan	Original proposal approved

Thirteenth	Nov. 20, 2009	Proposal on R Project Plan	Original proposal approved
Fourteenth	Dec.17, 2009	Plan to raise fund for terrestrial broadcasting contents	Original proposal approved
		Proposal on the business plan for 2010	Original proposal approved
		Report on the strategy for the real estate business	Original proposal received
		Proposal of the land sale (Partial Land of Yeongdeungpo Branch Office)	Original proposal approved
		Plan for the treatment of the right of using R&D facilities at Yonsei University and Korea University	Original proposal approved
		Amended Plan for Project B	Original proposal approved
		Establishment of the Outside Director Candidates Recommendation Committee	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (As of December 31, 2009)

Title	Organization	Name (after March 6, 2009)	Purpose of Establishment and Authority	Note (from January 14, 2009 to March 6, 2009)
Evaluation & Compensation Committee	4 Outside Directors	Jeong Suk Koh (Chairperson) In Man Song Choon Ho Lee Jeung Soo Huh	Management Agreement with the President and Assessment	3 Outside Directors Jeong Suk Koh (Chairperson) In-Man Song Si Chin Kang
Executive Committee	3 Inside Directors	Suk Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Jong-Lok Yoon Jeong-Soo Suh
Related-party Transaction Committee	4 Outside Directors	Joon Park (Chairperson) Jeong-Suk Koh Choon Ho Lee Jeung Soo Huh	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Paul C. Lee (Chairperson) Jeong Suk Koh Joon Park In Man Song
Corporate Governance Committe	5 Outside Directors, & 1 Inside Directors	E. Han Kim (Chairperson)	Improvement of Corporate Governance	—
Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (4) Independency of the Board of Directors			—
Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

(b) Activities of the Committees under the Board of Directors

Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Suk Koh	Si Chin Kang	In Man Song
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Feb. 4	Proposal on remuneration standards and payment methods for the President and Standing Directors	Original proposal approved	For	For	For
	Proposal on limit on remuneration of Directors for 2009	Original proposal approved	For	For	For
	Result of CEO management assessment for 2008	Re- Proposition	Against	Against	Against
	Proposal on CEO Management Index in 2009	Conditional Approval	For (Conditional)	For (Conditional)	For (Conditional)
Feb. 6	Result of CEO management assessment for 2008	Original proposal approved	For	For	For
Feb. 18	Proposal on Long term incentive	Original proposal approved	For	For	For
	Proposal on holding Incentive payment for the former CEO	Original proposal approved	For	For	For
Feb. 24	CEO management goal for 2009	Original proposal approved	For	For	For

*	Members of the committee re-elected on March 6, 2009: (Jeong Suk Koh, In Man Song, Choon Ho Lee, Jeong Soo Huh and Gyu-Taeg Oh)

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Suk Koh	In Man Song	Choon Ho Lee	Jeong Soo Huh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Apr. 29	Proposal on Long-term incentive grant in 2009	Original proposal approved	For	For	For	For
	Evaluation plan for process-related index for 2009	Original proposal approved	For	For	For	For
Sep. 7	The 1st half result of evaluating CEO management goal for 2009	Original proposal received	For	For	For	For

Standing Committee

Meeting Date	Agenda	Results of discussion	Executive Directors
			Suk-Chae Lee	Jeong Soo Suh	Jong Lok Yoon
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Jan. 12	Establishment and, relocation of branches, Change in branch name, and closing of branches	Original proposal approved	—	For	For
Feb. 16	Proposal on issuance of corporate bonds in 1Q and 2Q 2009.	Original proposal approved	For	For	—
Feb.24	Relocation of Branches	Original proposal approved	For	For	—

* Suk-Chae Lee was appointed as CEO and Chairman on January 14, 2009.
Executive director Jong-Lok Yoon resigned on January 22, 2009.
* Sang Hoon Lee, and Hyun-Myung Pyo were appointed as standing (executive) directors at the Annual General Meeting of Shareholders held on March 6, 2009.

Meeting Date	Agenda	Results of discussion	Executive Directors
			Suk-Chae Lee	Sang Hoon Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
May 6	Proposal on branch name change and branch relocation	Original proposal approved	For	For	For
Jun. 1	Establishment of branches, Change in branch name, and closing of branches	Original proposal approved	For	For	For
Sep. 10	Proposal on Investment in IBK-AUCTUS fund for new growth	Original proposal approved	For	For	For
Nov. 12	Establishment of new branch	Original proposal approved	For	For	For

Related-party Transactions Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Joon Park	Jeong Suk Koh	Choon Ho Lee	Jeong Soo Huh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Dec. 1	Approval of paid-in capital increase on KT Tech	Re-Propositioin	Against	Against	Against	Against
Dec. 8	Approval of paid-in capital increase on KT Tech	Original proposal approved	For	For	For	For

Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Outside Director					Inside Director
			E. Han Kim	Jeong Suk Koh	Si Chin Kang	Joon Park	Choon Ho Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 75%	Attendance 75%	Attendance 100%
Voting Result
May 20	Examples and issues on Corporate governance	Original proposal Received	For	For	For	For	For	For
Jul. 30	Characteristic and Current Status of KT’s corporate governance	Original proposal received	For	For	For	For	Absent	For
Oct. 29	Corporate governance improvement plan	Original proposal received	For	For	For	For	For	For
Dec. 17	Corporate governance improvement Plan for KT	Original proposal approved	For	For	For	Absent	For	For

(c) Evaluation Result for the Activities of the Board of Directors (Unit: 5 Points Scale)

Item		Ratings
Roles & Responsibility of BOD (4.41)	Establishment of long-tm strategy	4.50
	Control over management	4.25
	Inspection of Financial results	4.25
	Securing Independency of the Board of Directors	4.63
	Fair treatment on share holders	4.88
	Decision Making reflecting long term interest of shareholders	4.50
	Guaranteeing Responsibility management to the CEO	4.88
	Evaluation and compensation system for CEO	4.13
	CEO Succession and nurturing system	3.88
	Ethics of the Board of Directors	4.25
Efficiency of BOD (4.38)	Adequacy of proposals	4.25
	Providing faithful and informative data	4.25
	Providing enough time to review the proposal and related data	4.00
	Fair discussion culture	5.00
	Efficiency of the meeting	4.38
	Active discussion culture	4.88
	Easiness of collecting information	4.63
	Proper follow-up measures	4.25
	Education on mew Directors	4.13
	Adequacy of the number of BOD meetings	4.25
	Soundness of the BOD structure	4.25
	Validity of the BOD size	4.25
Adequacy of Committess (4.45)	Expertise of the member of BOD	4.63
	Balance of	4.75
	Appropriate Empowerment to the committees	4.50
	Relationship between BOD and committees	3.88
	Adequacy of the activities of each Committees	4.38

Sum		4.41

(4) Independency of the Board of Directors

(a) Independency of appointing BOD members

In order to secure the independency and transparency, all candidates to the Board of Directors should be selected and must get approvals from the general meeting of shareholders. Also, the outside research and advisory service can be done if necessary.

(b) Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Jeong Suk Koh	Investment Banking	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee (Chair Person) / Related-party Transaction Committee	No
Choon Ho Lee	Media Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No
Jeung Soo Huh	New Energy Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No

(c) Establishing separate committee to appoint new directors

Name	Outside Directors	Note
Paul C. Lee	O	The number of the outsider Directors should be more than 50%
Jeong Suk Koh	O
Si Chin Kang	O
In Man Song	O
Joon Park	O
Jeong Soo Seo	X

Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors					Executive Director
			Paul C. Yi	Jeong-Suk Koh	Si-Chin Kang	In-Man Song	Joon Park	Jeong Soo Suh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Jan. 20	Plan on supporting recommendation of outside director candidate	Original proposal approved	For	For	For	For	For	For
Jan. 29	Selecting outside director candidate	Original proposal approved	For	For	For	For	For	For
Feb. 4	Finalization of outside director candidates - Choon Ho Lee, Jeung Soo Huh, and E. Han Kim	Original proposal approved	For	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment and Method of Organization of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

•	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

•

The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, Directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Procedures for Access to Management Information Necessary for Audit

•	Types of Meetings

•	The Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

•	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

•

The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days prior to the date of the meeting

•	The Committee shall deliberate on or resolve the following matters:

•	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an Extraordinary Meeting of Shareholders

•	Investigate and testify on agenda of, and documents provided at, the General Meeting of Shareholders

•	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors

•	Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards, etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

•	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

(c) Personal Information of Members of the Audit Committee (As of December 31, 2009)

Name	Experience	Note
Si Chin Kang	- Master of Business Administration, Korea University - (Executive) Member of audit committee at SC First Bank - (Present) Auditor, Catholic Education Foundation	Outside director
In Man Song	- Master and Ph.D. of Business Administration, University of Wisconsin-Madison - IFRS Advisor, Financial Supervisory Service - (Present) Professor, Graduate School of Business, Sungkyunkwan University	Outside director
Joon Park	- Master of Laws (LL.M.), Harvard Law School - Attorney-at-law, Kim & Chang, Seoul - (Present) Professor, College of Law, Seoul National University	Outside director
E. Han Kim	- Ph.D. in Finance, State University of New York - Independent Director, POSCO Non-Executive Chairman of the Board of Directors - (Present) Endowed Chair Professor and Director of Financial Research	Outside director

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan. 14	Appointment of the Chairperson of the Audit Committee	Chairperson appointed	—
		Agreement on appointment and dismissal of responsible internal audit person	Original proposal approved

Second	Jan. 21	Approval of Financial Statements for 27th term	Original proposal received	—
		Report of Business Report for 27th term	Original proposal received
		Report of final audit for fiscal year 2008	Original proposal received

Third	Feb. 4	Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2008	Amended proposal required	—
		Report on operating result of internal accounting management system of fiscal year 2008	Original proposal received
		Report on operational condition of internal accounting management system of fiscal year 2008 (prepared by Audit Committee)	Original proposal received
		Report on Validity of the Audit Committee	Original proposal received
		Report on Audit Records of 2008 and Audit Plan for 2009	Original proposal received

Fourth	Feb. 6	Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2008	Amended proposal approved	—

Fifth	Feb. 18	Report on agenda of the Annual General Meeting of Shareholders for 27th term and result on document investigation	Original proposal received	—
		Audit report for the Annual General Meeting of Shareholders for 27th term	Original proposal received
		Written Opinion on operational status of internal compliance device of the Audit Committee	Amended proposal required

Sixth	Feb. 24	Report on operational condition of internal accounting management system of fiscal year 2008 (prepared by Audit Committee)	Original proposal received	—
		Written Opinion on operational status of internal compliance device of the Audit Committee	Original proposal received

Seventh	Mar. 20	Approval of remuneration to independent auditor for fiscal year 2009	Original proposal approved	—
		Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2009	Original proposal approved
		Report on the result of consolidated statement of account for fiscal year 2008	Original proposal received
		Report on agenda of Extraordinary General Meeting of Shareholders and result on document investigation	Original proposal received

Eighth	Apr. 29	Report on statement of accounts for the first quarter of fiscal year 2009	Original proposal received	—
		Report of audit performance for the first quarter of 2009 and audit plan	Original proposal received

Ninth	June 18	Approval of remuneration of independent auditor for consolidated companies (two companies at Uzbekistan) for fiscal year 2009	Original proposal received	—
		Report on filing of Form 20-F for fiscal year 2008	Original proposal approved

Tenth	July 29	Preapproval of series provided by outside auditor	Conditional approved	—
		Plan to adopting IFRS accounting policies	Original proposal approved
		Report on statement of accounts for the first half of fiscal year 2009	Original proposal received

Eleventh	Sep. 7	Report of final audit for the first half of fiscal year 2009	Original proposal received	—
		Report of audit performance for the second quarter of 2009	Original proposal received

Twelfth	Oct. 28	Approval of remuneration of independent auditor for newly consolidated companies for fiscal year 2009	Original proposal approved	—
		Report of final audit for the third quarter of fiscal year 2009	Original proposal received
		Report of audit performance for the third quarter of 2009	Original proposal received

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3) Exercise of Minority Shareholders’ Rights

The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.

24th General Meeting of Shareholders (March 10, 2006)

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

D. Remuneration to Executive Officers

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: Hundred Million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Standing Directors	36.5	45	12.2	—	—	—
7 Outside Directors	4.3		0.6	—	—	—

*	Performance-based compensation made at year end.

(2) Grant and Exercise of Stock Option

As of December 31, 2009 (Unit: Won, Shares)

		Date of	Shares to be given upon	Type of	Changed Volume				Period for	Exercise
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price
Woo Sik Kim	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171	—	—	4,171	2/25/2005 to 2/24/2010	62,814
Won Pyo Hong	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171	—	—	4,171	Same as above	62,814
Min Hee Lee	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171	—	—	4,171	Same as above	62,814
Ju Young Song	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171	—	—	4,171	Same as above	62,814
Yi Sun Kim	Standing Director	3/25/2002	Treasury Shares	Common Shares	3,883	—	—	3,883	Same as above	62,814
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	46,900	*253,100	12/27/ 2004 to 12/26/ 2009	70,000
Tae Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	54,855	*45,145	Same as Above	70,000
Young Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	31,283	*28,717	Same as Above	70,000
Ahn Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	27,830	*32,170	Same as Above	70,000
Hong Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	87,500	*12,500	Same as Above	70,000
Jung Woong Kim	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	—	3,524	3,596	9/9/2005 to 9/8/2010	41,711
Il Choing Nam	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	—	3,524	3,596	Same as above	41,711
Sung Chul Chun	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	—	3,524	3,596	Same as above	41,711
Young Ju Cho	Standing Director	9/8/2003	Treasury Shares	Common Shares	43,154	—	2,345	40,809	Same as above	41,711
In Moo Huh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	—	25,533	3,236	Same as above	41,711
Ju Young Song	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	—	1,524	27,245	Same as above	41,711
Min Hee Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Soo Sung Jung	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711

Seo Hwan Cho	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Hyun Myung Pyo	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Heon Chul Shin	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	19,779	1,798	Same as above	41,711
Moon Ho Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Tae Bum Noh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	7,975	13,602	Same as above	41,711
Ki-Chul Kim	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	1,173	20,404	Same as above	41,711
Hyun Joon Kang	Standing Director	9/16/2003	Treasury Shares	Common Shares	5,200	—	2,200	3,000	9/17/2005 to 9/16/2010	57,000
Hee Chang Noh	Standing Director	2/4/2005	Treasury Shares	Common Shares	60,000	—	16,847	43,153	2/5/2007 to 2/4/2012	54,600
Hong Ki Kim	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Jae Chul Lee	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Ki Kwon Do	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Deok Nam Hwang	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Hoon Han	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	5,967	15,610	Same as above	42,684
Young Do Hong	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684
Tae Keun Kim	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684

Total	—	—	—	—	1,093,070	—	355,620	737,450	—	—

The weighted-average of the non-exercise stock option: Won 44,753.

* Among the unexercised stocks, numbers with * mark are stocks with terminated exercise rights as of December 31, 2009.

(1) In compliance with the Merger Agreement, the former KTF’s unexercised stocks were reflected in adjustment of numbers and exercise price according to the merger ratio (addition of total 319,665 stocks).

(2) Position is as of the date of the stock option grant.

(3) Difference between the number of shares granted and the number of shares with stock option unexercised is due to adjustment of number of granted shares that are dependent on management results and duration of continuous service.

2. Equity Investment

[As of December 31, 2009]	(Unit : In Share, Millions of Won, %)

Name of Company or Item	Purpose	Beginning Balance			Increase (Decrease)			End Balance			Financial Facts (Latest fiscal year)
		Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	P/L on Valuation	Number of Shares	Equity Ratio	Book Value	Total Asset	Net Profit
KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	31,622	—	—	5,797	7,771,418	44.9%	37,419	156,347	12,927
KT Networks Corporation	Business promotion	2,000,000	100.0%	57,158	—	—	-8,474	2,000,000	100.0%	48,684	165,860	-8,139
KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	568	—	—	5,714	2,941,668	93.8%	6,282	69,371	6,098
Telecop Service Co. Ltd.	Business promotion	5,765,911	88.8%	23,554			2,491	5,765,911	88.8%	26,045	108,992	2,876
KT Hitel	Active in management	22,750,000	65.9%	118,479	—	—	1,599	22,750,000	65.9%	120,078	217,331	9,916
KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	20,667	—	—	3,703	1,617,000	36.9%	24,370	101,700	10,321
KT Freetel Co., Ltd.	Active in management	102,129,938	54.3%	2,560,107	-102,129,938	-2,895,962	335,855	—	0.0%	0	—	—
KT Commerce, Inc.	Business promotion	266,000	19.0%	1,500	—	—	282	266,000	19.0%	1,782	62,693	1,480
KT Technologies, Inc (Former. KTF Technologies, Inc.)	Business promotion	56,000	3.9%	127	1,090,962	—	-127	1,146,962	78.8%	0	101,637	-27,306
KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	54,734	—	—	14,340	6,800,0000	100.0%	69,074	359,156	14,258
KT Capital Co., Ltd.	Business promotion	20,200,000	100.0%	103,199	—	—	22,893	20,200,000	73.3%	126,092	1,554,901	17,783
Sidus FNH Co.	Business promotion	1,607,900	35.7%	4,816	689,100	1,875	-3,169	2,297,000	51.0%	3,522	15,399	-2,521
Olive Nine Co., Ltd.	Business promotion	9,250,000	19.5%	2,769	-9,250,000	-1,303	-1,466	—	0.0%	0	—	—
KT FDS Co., Ltd.	Business promotion	400,000	100.0%	3,911	-400,000	-3,463	-3,911	0	0.0%	0	—	—
Nasmedia Co., Ltd	Business promotion	1,717,516	50.0%	24,851			-1,800	1,767,516	50.0%	23,051	64,353	2,290
Softnix Co. Ltd.	Business promotion	120,000	60.0%	432			178	120,000	53.3%	610	1,308	-75
Information Premium Edu	Business promotion	240,000	54.5%	4,077	360,000	4,500	-5,546	600,000	100.0%	3,031	2,312	-5,920
KT new business investment fund No. 1	Business promotion	100	90.9%	10,209	—	—	-97	100	90.9%	10,112	11,292	129

KT Data System Co., Ltd.	Business promotion	1,920,000	80.0%	10,022	480,000	3,410	6,454	2,400,000	95.3%	19,616	131,396	7,464
KT mhows Co., Ltd.	Business promotion	—	0.0%	—	510,000	3,052	282	510,000	51.0%	3,344	14,856	281
KT M&S Co., Ltd.	Business promotion	—	0.0%	—	30,000,000	49,785	-12,221	30,000,000	100.0%	37,564	217,099	-36,136
KT Music Co., Ltd. (Former KTF Music Co., Ltd.)	Business promotion	—	0.0%	—	14,494,258	21,125	-3,708	14,494,258	48.7%	17,417	34,021	-5,317
KT Innotz	Business promotion	—	0.0%	—	60,000	3,000	0	60,000	60.0%	3,000	5,000	—
KT Chemical Media Contents Investment Fund No. 2	Business promotion	—	0.0%	—	—	3,045	0	—	43.5%	3,045	7,038	1
Gyeonggi-KT Green Growth Investment Association	Business promotion	—	0.0%	—	—	12,500	-20	—	40.3%	12,480	30,954	-50
Korea Telecom America, Inc. (USA)	Business promotion	6,000	100.0%	4,237	—	—	-173	6,000	100.0%	4,064	5,608	142
Korea Telecom Japan Co., Ltd. (Japan)	Business promotion	12,856	100.0%	3,614	—	—	381	12,856	100.0%	3,995	14,101	778
Korea Telecom China Co., Ltd. (China)	Business promotion	0	100.0%	1,999	—	—	161	—	100.0%	2,160	2,410	330
New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	166,914	—	—	1,740	5,309,189	80.0%	168,654	229,549	36,173
KTSC Investment Management B.V.	Business promotion	82,614	60.0%	35,787	—	10,111	-9,623	82,614	60.0%	36,275	65,266	-3,816
PT.KT Indonesia	Business promotion	—	0.0%	—	198,000	122	-14	198,000	99.0%	108	113	-42

VI. Employees

1. Current Status of Employees

(Unit: Persons, Years, Millions of Won)

Type	Number of Employees			Average Years in Continuous	Total	Average Payroll per
	General	Other	Total	Service	Payroll	Person	Note
Total	30,636	205	30,841	18.5	1,988,480	55.23	—

1) Number of employees: As of December 31, 2009 (excluding executive directors)

2) Average years in continuous services: Average number of years calculated by employees providing services as of end 2009 (including former KTF)

3) Total payroll: Including 7-month period (June-December) of payroll for KTF employees upon the completion of merger with KTF on June 1, 2009

4) Average payroll per person: Calculated by average number of employees (35,834) over the year, not end of year (30,841)

* Average payroll per person = total payroll / average number of employees

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 19, 2010

KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director